















































9:56 AM Wed Feb 14 76%

https://lnkd.in/epSphfJq

Auto captions have been added to the video

Edit captions

Brian Rowe and 129 others 8 comments • 15 reposts

Like Comment Repost Send

4,044 impressions View

Reactions

...

Comments

Most relevant

Bartholomew Jones Author now

Founder at Cxffeeblack LLC

Wefunder legal disclosure for more info. https://help.wefunder.com/testing-the-waters-legal-disclosure

Like | Reply

Chelsey N. Thomas (She/Her) • 1st 4d

Team Builder. Irate Customer Whisperer. Coffee & Tea Alchemist...

Leave your thoughts here... @ Post

Home My Network Post 1 Notifications Jobs